August 2, 2024

Ms. Beverly Singleton

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: CPS Technologies Corp.

Form 10-K for the Fiscal Year Ended December 30, 2023

File No. 001-36807

Dear Ms. Singleton,

On behalf of CPS Technologies Corp. (“CPS”) this letter responds to your letter dated July 26, 2024 regarding the above referenced Annual Report on form 10-K for the fiscal year ended December 30, 2023, filed with the Securities and Exchange Commission on March 14, 2024.

CPS respectfully acknowledges the Staff’s comment that it inadvertently omitted the introductory language required for Exhibit 31 and advises the staff that it has filed an amendment to the Annual Report which includes the updated Exhibit 31 and 32 Certifications, as well as full Item 9A disclosure and our audited financial statements.

We would be pleased to address any further Staff comments or questions related to this matter. If the Staff wishes to discuss this letter, please contact me at 508-222-0614 x233.

Very truly yours, /s/ Charles K. Griffith Jr. Charles K. Griffith Jr. Chief Financial Officer